                                                              Page 1 of 39 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              Amendment No. 1 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)


                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)


                                  881005 20 1
                              -------------------
                                 (CUSIP Number)




                                                            N. Jordan
                                                            Secretary
           George H. Valentine                               Minorco
           Corporate Secretary                      Taurus International S.A.
          Terra Industries, Inc.                     Taurus Investments S.A.
               Terra Centre                            9 Rue Sainte Zithe
            600 Fourth Street                           Luxembourg City,
       Sioux City, Iowa  51102-6000                        Luxembourg
              (712) 277-1340                             (352) 404-1101
      -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 28, 1998
                 --------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 2 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 3 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital, Inc. (Due to direct ownership of 1,193,300 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 4 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 5 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Terra Industries Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 6 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus Investments S.A.--Solely due to indirect ownership through its ownership of 5.3% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 7 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Taurus International S.A.--Solely due to indirect ownership through its ownership of 51.4% of the common stock of Terra Industries Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 881005 20 1               13D                   PAGE 8 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Minorco--Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus Investments S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,365,714 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,365,714 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      12,365,714 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                                              Page 9 of 39 Pages

Item 1.   Security and Issuer.
          -------------------

     This Amendment No. 1 to the Schedule 13D dated March 31, 1997 of the Reporting Persons relates to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.   Identity and Background.
          -----------------------

          (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Terra Nitrogen Corporation, a Delaware corporation ("TNC"), by virtue of its direct beneficial ownership of Common Units; (ii) Terra Capital, Inc., a Delaware corporation ("Terra Capital"), by virtue of its direct beneficial ownership of Common Units and by virtue of its ownership of all the outstanding common stock of TNC; (iii) Terra Capital Holdings, Inc., a Delaware corporation ("Terra Holdings"), by virtue of its ownership of all the outstanding common stock of Terra Capital; (iv) Terra Industries Inc., a Maryland corporation ("Terra"), by virtue of its ownership of all the outstanding common stock of Terra Holdings; (v) Taurus Investments S.A., a company incorporated under the laws of Luxembourg ("Taurus Investments"), by virtue of its direct ownership of 5.3% of the outstanding common stock of Terra;
(vi) Taurus International S.A., a company incorporated under the laws of Luxembourg ("Taurus International"), by virtue of its direct ownership of 51.4% of the outstanding common stock of Terra; and (vii) Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), by virtue of its direct or indirect ownership of all the outstanding common stock of each of Taurus International and Taurus Investments (TNC, Terra Capital, Terra Holdings, Terra, Taurus International, Taurus Investments and Minorco are collectively referred to herein as the "Reporting Persons"). Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons, each person in control of each Reporting Person and the directors and executive officers of the person ultimately in control of the Reporting Persons is set forth on Annex A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) The address of the principal business and principal office of TNC is 600 Fourth Street, Sioux City, Iowa 51101. The address of the principal business and principal office of each of Terra Capital, Terra Holdings and Terra is 600 Fourth Street, Sioux City, Iowa 51101. The address of the principal business and principal office of each of Taurus International, Taurus Investments and Minorco is 9 rue Sainte Zithe, L-2763 Luxembourg City, Grand Duchy of Luxembourg.

          (c) TNC is the General Partner of TNCLP. Terra Capital is primarily a holding company which holds the stock of significant operating subsidiaries of Terra. Terra Holdings is a holding company which holds the stock of Terra Capital. Terra is a holding company which holds the stock of Terra Holdings and certain other subsidiaries. Taurus International and Taurus Investments are holding companies which hold the stock of certain subsidiaries of Minorco. Minorco is an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness.

          (d) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                             Page 10 of 39 Pages


          (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          TNC and Terra Capital converted 6,000,000 and 974,900 Senior Units of limited partnership interests in TNCLP (the "Senior Units"), respectively, into Common Units (which Senior Units represented all Senior Units held by such entities) pursuant to TNCLP's Agreement of Limited Partnership on March 31, 1997. 5,172,414 Common Units have been held by TNC since the formation of TNCLP in 1991.

          The source of funds used or to be used by Terra or its subsidiaries to acquire additional Common Units is available cash or borrowings under existing bank facilities. The amount of funds expended for January 1998 and April 1998 purchases totalled $5.88 million.

Item 4.   Purpose of Transaction.
          ----------------------

          TNC and Terra Capital elected to convert the Senior Units into Common Units pursuant to the Agreement of Limited Partnership (see Item 3). Depending on market conditions and other factors, including availability of funds, alternative uses of funds and general economic conditions, Terra and its subsidiaries may from time to time purchase additional Common Units pursuant to open market purchases, merger, tender offer or otherwise or dispose of all or a portion of its investment in TNCLP.

          Terra announced in December 1997 that it may purchase up to 4 million additional Common Units on the open market and through privately negotiated transactions. Terra Capital purchased 86,100 Common Units in late January 1998 and 132,300 Common Units in late April 1998 pursuant to the stock buy-back authority granted by the Terra board of directors. Under the terms of the Agreement of Limited Partnership, Terra has the right to acquire all outstanding Common Units based on market value when its ownership interest reaches 75%. Although Terra reserves the right to consider in the future whether to acquire all the Common Units pursuant to this right, it does not now have any present plan or intention to do so.

          Under the terms of TNCLP's Agreement of Limited Partnership, TNC, as the General Partner, has exclusive authority to manage the business and operations of TNCLP. As sole stockholder of TNC, Terra has the power to elect the TNC board of directors and therefore may be deemed to effectively control the management of TNC. Although Terra may change the directors and management of TNC in the future, it does not have any present intention or plan of doing so.

          Except as described in Item 3 or this Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TNCLP, or the disposition of securities of TNCLP; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TNCLP or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of TNCLP or any of its subsidiaries; (d) any change in the present Board of Directors or management of the General Partner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of TNCLP; (f) any other material change in TNCLP's business or corporate structure; (g) any changes in TNCLP's Certificate of Limited Partnership or Agreement of Limited Partnership

                                                             Page 11 of 39 Pages


or other actions which may impede the acquisition of control of TNCLP by any person; (h) causing a class of securities of TNCLP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of TNCLP to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) TNC is the direct beneficial owner of 11,172,414 Common Units, which in the aggregate represents approximately 60.4% of the outstanding Common Units. Terra Capital is the direct beneficial owner of 1,193,300 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 66.8% of the outstanding Common Units. The percentage calculated in this Item 5 is based upon 18,501,576 Common Units outstanding.

          By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of each of Taurus International and Taurus Investments (which own 51.4% and 5.3% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

          Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Annex A to this Statement beneficially own Common Units in the amounts set forth next to their names in Annex A.

          (b) TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 11,172,414 Common Units beneficially owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,193,300 Common Units beneficially owned by Terra Capital.

          By virtue of its ownership of all the outstanding common stock of TNC, Terra Capital may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC. By virtue of its ownership of all the outstanding common stock of Terra Capital, Terra Holdings may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding common stock of Terra Holdings, Terra may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. By virtue of its ownership of all the outstanding capital stock of Taurus International and Taurus Investments (which own 51.4% and 5.3% of Terra's common stock, respectively), Minorco may be deemed to possess indirect beneficial

                                                             Page 12 of 39 Pages

ownership of the Common Units beneficially owned by TNC and Terra Capital and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by TNC and Terra Capital. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

          (c) Except as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has effected a transaction in Common Units during the past 60 days:

               (i) Terra Capital recently purchased Common Units on the open market as follows:

                     Purchase Date   Number of Units   Price per Unit
                     -------------   ---------------   --------------
                     1/28/98                  86,100         $29.8750
                     4/24/98                  36,800          24.8935
                     4/27/98                  48,000          24.9328
                     4/28/98                  26,500          25.0000
                     4/29/98                  15,000          24.9563
                     4/30/98                   6,000          25.0000
                                             -------
                     Total                   218,400

               (ii) Erik L. Slockers, an executive officer of TNC, sold 300 Common Units on March 9, 1998 in the open market at $30.00 per Unit.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by TNC and Terra Capital.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as otherwise set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of TNCLP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

               Exhibit A -- Agreement Re Joint Filing of Schedule 13D

                                                             Page 13 of 39 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 30, 1998              TERRA NITROGEN CORPORATION

                                  By   /s/ George H. Valentine

                                  Its  Vice President and General Counsel




                                  TERRA CAPITAL, INC.

                                  By   /s/ George H. Valentine

                                  Its  Vice President and Corporate Secretary




                                  TERRA CAPITAL HOLDINGS, INC.

                                  By   /s/ George H. Valentine

                                  Its  Vice President and Corporate Secretary


                                  TERRA INDUSTRIES INC.

                                  By   /s/ George H. Valentine

                                  Its  Senior Vice President, General Counsel
                                       and Corporate Secretary

                                                             Page 14 of 39 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 30, 1998                           TAURUS INVESTMENTS S.A.

                                               By  /s/ Nick Jordan

                                               Its   Secretary


                                               TAURUS INTERNATIONAL S.A.

                                               By  /s/ Nick Jordan

                                               Its   Secretary


                                               MINORCO

                                               By  /s/ Nick Jordan

                                               Its   Secretary

                                                             Page 15 of 39 Pages

ANNEX A

I. The following table sets forth certain information concerning each of the Directors and Officers of TNC.

Name:                   Lawrence S. Hlobik (Director, President)
Citizenship:            United States of America
Business Address:       5100 E. Skelly Drive, Suite 800
                        Tulsa, Oklahoma  74135-6565
Principal Occupation:   Director, Chairman of the Board of Directors, President
                        TNC

Name:                   Francis G. Meyer (Director, Vice President)
Citizenship:            United States of America
Business Address:       Terra Centre, 600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   Senior Vice President and Chief Financial Officer, Terra

Name:                   George H. Valentine (Vice President and General Counsel)
Citizenship:            United States of America
Business Address:       Terra Centre, 600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   Senior Vice President, General Counsel and Corporate
                        Secretary, Terra

Name:                   W. Mark Rosenbury
Citizenship:            United States of America
Business Address:       Terra Centre, 600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   Vice President, European Operations and Managing
                        Director, Terra Nitrogen (U.K.) Limited, Terra

Name:                   Michael L. Bennett (Director)
Citizenship:            United States of America
Business Address:       Terra Centre, 600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   Executive Vice President and Chief Operating Officer,
                        Terra

Name:                   Robert W. Todd (Director)
Citizenship:            United States of America
Business Address:       1013 A Buckingham Drive
                        Lakehurst, New Jersey  08733
Principal Occupation:   Vice President, Chemical Industry Services (retired)
                        Citibank N.A.

                                                             Page 16 of 39 Pages

Name:                   Steven A. Savage (Senior Vice President, Manufacturing)
                        Beneficially owns 4,000 Common Units
Citizenship:            United States of America
Business Address:       5100 E. Skelly Drive, Suite 800
                        Tulsa, Oklahoma  74135-6565
Principal Occupation:   Senior Vice President, Manufacturing, TNC

Name:                   Erik L. Slockers (Vice President, Controller & Assistant
                        Secretary)
Citizenship:            United States of America
Business Address:       5100 E. Skelly Drive, Suite 800
                        Tulsa, Oklahoma  74135-6565
Principal Occupation:   Vice President, Controller & Assistant Secretary, TNC

Name:                   Dennis B. Longmire (Director)
Citizenship:            United States of America
Business Address:       251 O'Connor Ridge Blvd., Suite 300
                        Irving, Texas  75038
Principal Occupation:   Chairman of the Board and Chief Executive Officer of
                        Darling International Inc.

Name:                   Burton M. Joyce
Citizenship:            United States of America
Business Address:       Terra Centre
                        600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   President and Chief Executive Officer, Terra

Name:                   Paula C. Norton
Citizenship:            United States of America
Business Address:       Terra Centre
                        600 Fourth Street, P.O. Box 6000
                        Sioux City, Iowa  51102-6000
Principal Occupation:   Vice President, Corporate and Investor Relations, Terra

                                                             Page 17 of 39 Pages

II. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital.

     The following list sets forth the names of certain Directors and Officers of Terra Capital and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Francis G. Meyer        (Director, Vice President and Treasurer)     SECTION I
George H. Valentine     (Director, Vice President and Corporate      SECTION I
                        Secretary)
Michael L. Bennett      (Director, Vice President)                   SECTION I
Burton M. Joyce         (Director, President)                        SECTION I

                                                             Page 18 of 39 Pages

III. The following table sets forth certain information concerning each of the Directors and Officers of Terra Holdings.

     The following list sets forth the names of certain Directors and Officers of Terra Holdings and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Burton M. Joyce         (Director, President)                        SECTION I
Francis G. Meyer        (Director, Vice President and Treasurer)     SECTION I
George H. Valentine     (Director, Vice President and Corporate      SECTION I
                        Secretary)

                                                             Page 19 of 39 Pages


IV. The following table sets forth certain information concerning each of the Directors and Officers of Terra.

     The following list sets forth the names of certain Directors and Officers of Terra and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Michael L. Bennett     (Executive Vice President and          SECTION I
                       Chief Operating Officer)

Lawrence S. Hlobik     (Senior Vice President)                SECTION I

Burton M. Joyce        (Director, President and               SECTION I
                       Chief Executive Officer)

Francis G. Meyer       (Senior Vice President and             SECTION I
                       Chief Financial Officer)

Paula C. Norton        (Vice President, Corporate and         SECTION I
                       Investor Relations)

W. Mark Rosenbury      (Vice President, European Operations   SECTION I
                       and Managing Director, Terra
                       Nitrogen (U.K.))

George H. Valentine    (Senior Vice President, General        SECTION I
                       Counsel and Corporate Secretary)


Name:                  William R. Loomis, Jr. (Chairman and Director)
                       ----------------------
Citizenship:           United States of America
Business Address:      30 Rockefeller Plaza, 62nd Floor
                       New York, NY  10020
Principal Occupation:  Managing Director, Lazard Freres & Co. LLC


Name:                  Edward G. Beimfohr (Director)
                       ------------------
Citizenship:           United States of America
Business Address:      320 Park Avenue
                       New York, New York 10022-6815
Principal Occupation:  Partner, Lane & Mittendorf (Law Firm)
                       Director, Minorco


Name:                  Carole L. Brookins (Director)
                       ------------------
Citizenship:           United States of America
Business Address:      1150 18th Street, N.W., Suite 275
                       Washington, D.C.  20036
Principal Occupation:  Founder, Chairman and Chief Executive Officer,
                       World Perspectives, Incorporated

                                                             Page 20 of 39 Pages



Name:                  Edward M. Carson (Director)
                       ----------------
Citizenship:           United States of America
Business Address:      707 Wilshire Boulevard, 7th Floor, MAC 2818-078
                       Los Angeles, CA  90071
Principal Occupation:  Retired Chairman and Chief Executive Officer,
                       First Interstate Bancorp


Name:                  David E. Fisher (Director)
                       ---------------
Citizenship:           British
Business Address:      Boite Postale 185
                       L-2011 Luxembourg City, Luxembourg
Principal Occupation:  Finance Director, Minorco


Name:                  Anthony W. Lea (Director)
                       --------------
Citizenship:           South African
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Executive Director, Minorco


Name:                  Henry R. Slack (Director)
                       --------------
Citizenship:           United States of America
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  President and Chief Executive, Minorco


Name:                  John R. Norton III (Director)
                       ------------------
Citizenship:           United States of America
Business Address:      3200 East Camelback Road, Suite 389
                       Phoenix, Arizona  85018-2328
Principal Occupation:  Chairman and Chief Executive Officer, J. R. Norton
                       Company


Name:                  Robert L. Thompson (Director)
                       ------------------
Citizenship:           United States of America
Business Address:      38 Winrock Drive
                       Morrilton, Arkansas  72110-9370
Principal Occupation:  President and Chief Executive Officer, Winrock
                       International

                                                             Page 21 of 39 Pages


V.  Information with Respect to Persons in Control of Reporting Persons


     The capital stock of Minorco is owned in part as follows: approximately 45.6%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American") which is a publicly held mining and finance company and approximately 22.5%, directly or through subsidiaries, by DeBeers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.2% of the capital stock of Anglo American is owned, directly or through subsidiaries, by DeBeers Consolidated Mines Limited ("DeBeers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of DeBeers is owned, directly or through subsidiaries, by Anglo American. DeBeers owns approximately 9.5% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of DeBeers is 36 Stockdale Street, Kimberley 8301, South Africa.

     Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Anglo American, Chairman and a director of Centenary and DeBeers and a director of Minorco, and Mr. Henry R. Slack, a director of Terra, Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7.1% of the outstanding shares of Minorco and approximately 8.8% of the outstanding shares of Anglo American.

                                                             Page 22 of 39 Pages


VI. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E. G. BEIMFOHR    (Director)                 SECTION IV
D. E. FISHER      (Finance Director)         SECTION IV
A. W. LEA         (Executive Director)       SECTION IV
W. R. LOOMIS      (Executive Director)       SECTION IV
H. R SLACK        (Director, President and
                  Chief Executive Officer)   SECTION IV

Name:                      J. Ogilvie Thompson (Director and Chairman)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001,
                           Republic of South Africa
Principal Occupation:      Chairman of Minorco, Deputy Chairman of De Beers
                           & Centenary,
                           Executive Director & Chairman of AAC, Director
                           of Anglo American Gold Investment Company Limited
                           ("Amgold") (gold investment company)

Name:                      J. R. de Aragao Bozano (Director)
Citizenship:               Brazilian
Business Address:          Banco Bozano Simonsen S. A., 138
                           Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:      Chairman of the Board, Banco Bozano Simonsen de
                           Investimento S. A. (Merchant bank) and Chairman of the
                           Board,Cia. Bozano Simonsen Comercio e Industria S. A.
                           (Commercial Bank)

Name:                      A.R. Attwood (Treasurer)
Citizenship:               British
Business Address:          9 rue Sainte Zithe
                           L-2763 Luxembourg City, Luxembourg
Principal Occupation:      Treasurer, Minorco

Name:                      A.A. Walker (Head of Exploration)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England ECIN 2PQ
Principal Occupation:      Head of Exploration, Minorco

Name:                      P. C. D. Burnell (Director)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Executive Director, Minorco

                                                            Page 23 of 39 Pages

Name:                      T.H. Claiborne (Vice President)
Citizenship:               United States
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Vice President, Minorco

Name:                      C.B. Corrin (Senior Vice President)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Senior Vice President & Secretary to the London Executive
                           Committee, Minorco

Name:                      C. A. Crocker (Director)
Citizenship:               United States of America
Business Address:          Georgetown University
                           School of Foreign Service
                           Intercultural Centre
                           Room 813
                           Washington D.C. 20057
Principal Occupation:      Research Professor of Diplomacy

Name:                      Viscount Etienne Davignon (Director)
Citizenship:               Belgian
Business Address:          30 Rue Royale, B-1000
                           Brussels, Belgium
Principal Occupation:      Chairman, Societe Generale de Belgique (Bank)

Name:                      J.M.N. Evans (Executive Vice President)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Executive Vice President - Technical, Minorco

Name:                      K.R. Farrell (Controller)
Citizenship:               British
Business Address:          9 rue Sainte Zithe
                           L-2763 Luxembourg City, Luxembourg
Principal Occupation:      Controller, Minorco

Name:                      M.J. Gordon (Executive Vice President)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Executive Vice President - Head of Strategic Planning and
                           Special Projects, Minorco

                                                             Page 24 of 39 Pages

Name:                      E. P. Gush (Director)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001
                           Republic of South Africa
Principal Occupation:      Executive Director and Deputy Chairman, AAC, Director,
                           De Beers, Centenary & Amgold.

Name:                      F.K.J. Jackson (Senior Vice President)
Citizenship:               British
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Senior Vice President, Minorco

Name:                      N. Jordan (Secretary)
Citizenship:               British
Business Address:          9 rue Sainte Zithe
                           L-2763 Luxembourg City, Luxembourg
Principal Occupation:      Secretary, Minorco

Name:                      B.L. Keisler (Senior Vice President)
Citizenship:               United States
Business Address:          40 Holborn Viaduct
                           London, England EC1N 2PQ
Principal Occupation:      Senior Vice President, General Counsel and Head of
                           Legal Services, Minorco

Name:                      M. W. King (Director)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg,  2001
                           Republic of South Africa
Principal Occupation:      Executive Director and Deputy Chairman,  Director and Finance Division Head, AAC

Name:                      J. E. Oppenheimer (Director)
Citizenship:               German & Brazilian
Business Address:          Av Pedro de Valdivia 295
                           Santiago, Chile
Principal Occupation:      President, Minorco Argentina and Director of
                           Empresa Minera de Mantos Blancos S.A. (Producer of
                           copper & silver)

Name:                      N. F. Oppenheimer (Director)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001
                           Republic of South Africa
Principal Occupation:      Director and Chairman, De Beers, Centenary,
                           Deputy Chairman and Director, AAC, Chairman,
                           Amgold


                                                             Page 25 of 39 Pages

Name:                  C. E. Ritchie (Director)
                       -------------
Citizenship:           Canadian
Business Address:      44 King Street West
                       Toronto, Ontario M5H 1E2
Principal Occupation:  Former Chairman & CEO, Bank of Nova Scotia (Commercial
                       bank)

Name:                  R.S. Robertson (Senior Vice President)
                       --------------
Citizenship:           British
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Senior Vice President and Managing Director, Industrial
                       Minerals Division, Minorco

Name:                  H-J. Schreiber (Director)
                       --------------
Citizenship:           German
Business Address:      Bestor Investers Ltd.
                       10, Collyer Quay
                       11-01, Ocean Bldg.
                       Singapore 0104
Principal Occupation:  Chairman, Bestor Investers Pte. Ltd. (Consulting firm)

Name:                  O. R. Smith (Director)
                       -----------
Citizenship:           United States of America
Business Address:      101 Wood Avenue
                       Iselin, New Jersey 08830-0770, U.S.A.
Principal Occupation:  Chairman and Chief Executive Officer of Engelhard
                       Corporation

Name:                  H.F. Torkington (Vice President)
                       ---------------
Citizenship:           British
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Vice President & Deputy Head of Corporate Finance,
Minorco

Name:                  A. J. Trahar (Director)
                       ------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director, AAC; Director and Deputy Chairman,
                       Amic; Executive Chairman, Mondi Limited (Paper manufacturer)

Name:                  D.A. Turner (Senior Vice President)
                       -----------
Citizenship:           British
Business Address:      9, rue Sainte Zithe
                       L-2763 Luxembourg
Principal Occupation:  Senior Vice President -  Finance, Minorco

                                                             Page 26 of 39 Pages

Name:                  N.K. Von Schirnding (Vice President, Investor & Corporate
                       -------------------
Affairs)
Citizenship:           South African
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Vice President, Investor & Corporate Affairs, Minorco

Name:                  T C. A. Wadeson (Director)
                       ---------------
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director & Group Technical Director, AAC

Name:                  P.G. Whitcutt (Senior Vice President)
                       -------------
Citizenship:           South African
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Senior Vice President & Head of Corporate Finance,
Minorco

Name:                  P. S. Wilmot-Sitwell (Director)
                       --------------------
Citizenship:           British
Business Address:      40 Holborn Viaduct
                       London, England EC1N 2PQ
Principal Occupation:  Chairman, Mercury World Mining Trust

Name:                  J.B. Winter (Director)
                       -----------
Citizenship:           United States of America
Business Address:      10 Winding Lane
                       Orinda, CA 94563
Principal Occupation:  Retired - formerly CEO of Magma Copper & BHP Copper.

Name:                  G. S. Young (Executive Director)
                       -----------
Citizenship:           South African
Business Address:      Praca de Republica, 497-8 andar,
                       01045 - San Paulo - SP, Brazil
Principal Occupation:  Executive Director, Minorco

                                                             Page 27 of 39 Pages

VII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments.

The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER              (Director)              SECTION IV
A.W. LEA                 (Director)              SECTION IV
N. JORDAN                (Director)              SECTION VI
D.A. TURNER              (Director)              SECTION VI

                                                             Page 28 of 39 Pages

VIII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of Taurus International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D. E. FISHER         (Director)                      SECTION IV
N. JORDAN            (Director and Secretary)        SECTION VII
D. A. TURNER         (Director)                      SECTION VII

                                                             Page 29 of 39 Pages

IX. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:



P. C. D. BURNELL        (Director)                           SECTION VI
E. P. GUSH              (Executive Director and
                        Deputy Chairman)                     SECTION VI
M. W. KING              (Executive Director)                 SECTION VI
A. W. LEA               (Director)                           SECTION IV
N. F. OPPENHEIMER       (Deputy Chairman and
                        Director)                            SECTION VI
R.S. ROBERTSON          (Alternate Director)                 SECTION VI
H. R. SLACK             (Director)                           SECTION IV
J. OGILVIE THOMPSON     (Chairman and Executive
                        Director)                            SECTION VI
A.J. TRAHAR             (Director)                           SECTION VI
T. C. A. WADESON        (Group Technical Director)           SECTION VI
G. S. YOUNG             (Executive Director)                 SECTION VI

Name:                   P.R.N. Arthur (Alternate Director)
                        -------------
Citizenship:            South African
Business Address        44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and General Counsel, AAC

Name:                   P.A. Armstrong (Secretary)
                        --------------
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Secretary, AAC

Name:                   P. M. Baum (Executive Director)
                        ----------
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director, AAC and Chief Executive, Anglo
                        American Corporation Services Limited (Services Company)

Name:                   L. Boyd (Executive Director)
                        -------
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director and Deputy Chairman, AAC and
                        Director and Chairman, Amic

                                                             Page 30 of 39 Pages

Name:                   W.F. Bragg (Alternate Director)
                        ----------
Citizenship:            British
Business Address:       44 Main Street, Johannesburg 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Finance Manager, Corporate &
                        International Finance Department, AAC

Name:                   H. M. Brown (Alternate Director)
                        ------------
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Alternate Director and Consulting Engineer, AAC

Name:                   A. H. Calver (Executive Director)
                        ------------
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Group Deputy Technical Director, Engineering, AAC

Name:                   Dr. J. W. Campbell (Executive Director)
                        ------------------
Citizenship:            British
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director, AAC; Managing Director, De Beers
                        Industrial Diamond Division (Pty) Limited (Diamond
                        trading company), Director and Chairman, Amcoal;
                        Director, De Beers & Centenary.

Name:                   T. N. Chapman (Director)
                        --------------
Citizenship:            South African
Business Address:       Great Westerford, Rondebosch, 7700,
                        Republic of South Africa
Principal Occupation:   Director, Chairman of The Southern Life Association
                        Limited  (Life insurance company); Director & Chairman,
                        First National Bank Holdings Limited (bank holding
                        company).

Name:                   R.V. Danchin (Executive Director)
                        ------------
Citizenship:            Australian
Business Address:       44 Main Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Executive Director, Group Deputy Technical Director,
                        Geology and Chairman, New Mining Business Division, AAC.

Name:                   B.E. Davison (Director)
                        ------------
Citizenship:            South African
Business Address:       28 Harrison Street, Johannesburg, 2001,
                        Republic of South Africa
Principal Occupation:   Director, AAC and Managing Director, Anglo American
                        Platinum Corporation Limited (Platinum investment
                        company)

                                                            Page 31 of 39 Pages

Name:                  A. D. Deuchar (Executive Director)
Citizenship:           Australian
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director and Group Deputy Technical Director
                       Metallurgy, AAC

Name:                  J. F. Drysdale (Alternate Director)
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director, AAC.

Name:                  C. T. Elphick (Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Director, AAC and Director, E. Oppenheimer & Son (Pty)
                       Ltd (Investment holding company)

Name:                  D. M. L. Farrv (Assistant Secretary)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Assistant Secretary, AAC

Name:                  D.G.K. Fish (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Finance Director, New Mining
                       Business Division, AAC.

Name:                  R. M. Godsell (Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director and Chief Executive, Anglogold

Name:                  M. J. Henrey (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director & Director of E. Oppenheimer and Son
                       (Pty) Limited (Investment holding firm)


                                                          Page 32 of 39 Pages

Name:                  G. M. Holford (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director & Finance Manager, Financial
                       Management and Consulting Services, AAC

Name:                  J. A . Holmes (Director)
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Director, AAC

Name:                  K. M. Hosking (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director, AAC & Managing Director, Anglo
                       American Farms Limited (Farming company).

Name:                  J. C. L. Keswick (Director)
Citizenship:           United Kingdom
Business Address:      41 Tower Hill
                       London EC3N 4HA, England
Principal Occupation:  Director, AAC;  Chairman, Hambros Bank Limited;
                       Director, De Beers and Centenary.

Name:                  M.G. Khumalo (Director)
Citizenship:           South African
Business Address:      Consolidated Building, Fox Street
                       Johannesburg 2001, South Africa
Principal Occupation:  Director, AAC

Name:                  G. G. L. Leissner (Alternate Director)
Citizenship:           South African
Business Address:      First Floor, 11 Diagonal Street,
                       Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:    Alternate Director, AAC and Managing Director, Anglo
                       American Property Services (Proprietary) Limited
                       (Property development and administration company);
                       Director and Chairman of Anglo  American Properties
                       Limited (Property investment company)

Name:                  R.H. Lloyd (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg 2001,
                       Republic of South Africa
Principal Occupation   Alternate Director and Manager Human Resources, AAC.

                                                          Page 33 of 39 Pages

Name:                  N. Mayer (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Group Deputy Technical Director,
                       Projects, AAC.

Name:                  R.G. Mills (Alternate Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Group Deputy Technical Director -
                       Mining, AAC

Name:                  K.K. Mpinga (Alternate Director)
Citizenship:           Democratic Republic of Congo
Business Address:      44 Main Street, Johannesburg 2001,
                       Republic of South Africa
Principal Occupation   Alternate Director and Manager, New Business - New Mining
                       Business Division, AAC.

Name:                  W.A. Nairn (Executive Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg 2001
                       Republic of South Africa
Principal Occupation   Executive Director, AAC.

Name:                  G. R Pardoe (Executive Director)
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director responsible for financial control,
                       AAC; Director, Amplats; Director, The Southern Life
                       Association Limited (life insurance).

Name:                  G. M. Ralfe (Director)
Citizenship:           South African
Business Address:      17 Charterhouse Street
                       London EC 1N 6RA England
Principal Occupation:  Managing Director, De Beers and Centenary.

Name:                  M.C. Ramaphosa (Director)
Citizenship:           South African
Business Address:      Fulham House, Hampton Park, 20 Georgian Crescent,
                       Bryanston 2194, Republic of South Africa.
Principal Occupation   Director, AAC. Director & Deputy Executive Chairman, New
                       Africa Investments Limited (finance company). Director &
                       Chairman, Johnnies Industrial Corporation Limited
                       (investment company).

                                                             Page 34 of 39 Pages


Name:                  A.E. Redman (Alternate Director)
                       -----------
Citizenship:           British
Business Address:      44 Main Street, Johannesburg 2001,
                       Republic of South Africa
Principal Occupation   Alternate Director, AAC; Director & Managing Director,
                       Amcoal.


Name:                  C. J. Saunders (Director)
                       --------------
Citizenship:           South African
Business Address:      The Tongaat-Hulett Group Ltd., Main Avenue, Maidstone,
                       4380, Republic of South Africa
Principal Occupation:  Executive Chairman, The Tongaat-Hulett Group Limited
                       (Industrial processing company), Director, Amic


Name:                  M. W. Spicer (Alternate Director)
                       ------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Public Affairs Consultant, AAC


Name:                  C. L. Sunter (Executive Director)
                       ------------
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Executive Director and Chairman, Corporate Affairs, AAC
                       and Director, Amgold


Name:                  P.M. Weinmann (Group Accountant)
                       -------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg 2001,
                       Republic of South Africa.
Principal Occupation   Group Accountant, AAC.


Name:                  K. H. Williams (Alternate Director)
                       --------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Director - Marketing, Gold and
                       Uranium Division, AAC and Director, Amgold


Name:                  C. W. P. Yates (Alternate Director)
                       --------------
Citizenship:           British
Business Address:      44 Main Street, Johannesburg, 2001,
                       Republic of South Africa
Principal Occupation:  Alternate Director and Finance Manager, Corporate and
                       International Finance Department, AAC

                                                             Page 35 of 39 Pages

X. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N. F. OPPPENHEIMER        (Director and Chairman)    SECTION VI
J. OGILVIE THOMPSON       (Director and Deputy
                          Chairman)                  SECTION VI
J. W. CAMPBELL            (Director)                 SECTION IX
R M. CRAWFORD             (Director)                 SECTION IX
E. P. GUSH                (Director)                 SECTION VI
J.C.L. KESWICK            (Director)                 SECTION IX
G. M. RALFE               (Director)                 SECTION IX


Name:                     B. Ainsley (Director)
                          -------------------------
Citizenship:              British
Business Address:         55 Marshall Street, Johannesburg 2001
                          Republic of South Africa
Principal Occupation:     Director & Manager - Operations, De Beers.


Name:                     G. F. H. Burne (Director)
                          --------------
Citizenship:              British
Business Address:         17 Charterhouse Street
                          London, England EC 1N 6RA
Principal Occupation:     Director, DeBeers Canada Corporation, Vancouver


Name:                     T. W. H. Capon (Director)
                          ---------------
Citizenship:              British
Business Address:         17 Charterhouse Street
                          London EC 1N 6RA, England
Principal Occupation:     Member of the Executive Committee, The Central Selling
                          Organization


Name:                     R. Edwards (Director)
                          ----------
Citizenship:              British
Business Address:         55 Marshall Street, Johannesburg 2001
                          Republic of South Africa
Principal Occupation:     Director & Manager - Geology, De Beers.


Name:                     L. A. Lincoln (Director)
                          -------------
Citizenship:              South African
Business Address:         Langensandstrasse 27
                          CH 6000 Lucerne 14
                          Switzerland
Principal Occupation:     Director, De Beers and Centenary


                                                             Page 36 of 39 Pages

Name:                  B. Marole (Director)
                       ---------
Citizenship:           Motswana
Business Address:      Private Bag 0018, Gaborone,
                       Botswana
Principal Occupation:  Permanent Secretary, Ministry of Mineral Resources and
                       Water Affairs, Botswana


Name:                  O. K. Matambo (Director)
                       -------------
Citizenship:           Motswana
Business Address:      Private Bag 008, Gaborone,
                       Botswana
Principal Occupation:  Permanent Secretary, Ministry of Finance and
                       Development Planning, Botswana


Name:                  A.E. Oppenheimer (Director)
                       ----------------
Citizenship:           British
Business Address:      17 Charterhouse Street
                       London EC1N 6RA
Principal Occupation:  President, The Central Selling Organisation


Name:                  J. P. Pudnev (Director)
                       ------------
Citizenship:           British
Business Address:      17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:  Member of Executive Committee, The Central Selling
                       Organization


Name:                  G.W.H. Relly (Director)
                       ------------
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg 2001
Principal Occupation:  Director, De Beers.


Name:                  N.P. Wisden (Director)
                       -----------
Citizenship:           British
Business Address:      17 Charterhouse Street, London EC1N 6RA
Principal Occupation:  Member of the Executive Committee, The Central Selling
                       Organisation.

                                                             Page 37 of 39 Pages

XI. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:


N. F. OPPENHEIMER          (Director and Chairman)       SECTION VI
J. OGILVIE THOMPSON        (Director and Deputy
                           Chairman)                     SECTION VI
B. AINSLEY                 (Director)                    SECTION X
G. F. H. BURNE             (Director)                    SECTION X
J. W. CAMPBELL             (Director)                    SECTION IX
T. W. H. CAPON             (Director)                    SECTION X
R M. CRAWFORD              (Director)                    SECTION IX
R. EDWARDS                 (Director)                    SECTION X
E. P. GUSH                 (Director)                    SECTION VI
J. C. L. KESWICK           (Director)                    SECTION IX
L. A. LINCOLN              (Director)                    SECTION X
B. MAROLE                  (Director)                    SECTION X
O. K. MATAMBO              (Director)                    SECTION X
A. E. OPPENHEIMER          (Director)                    SECTION X
J. P. PUDNEY               (Director)                    SECTION X
G. M. RALFE                (Director)                    SECTION IX
G. W. H. RELLY             (Director)                    SECTION X
N.P. WISDEN                (Director)                    SECTION X

                                                             Page 38 of 39 Pages

                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated:  April 7, 1997


                              TERRA NITROGEN CORPORATION

                              By  /s/ George H. Valentine

                              Its  Vice President and General Counsel


                              TERRA CAPITAL, INC.

                              By  /s/ George H. Valentine

                              Its  Vice President and Corporate Secretary


                              TERRA CAPITAL HOLDINGS, INC.

                              By  /s/ George H. Valentine

                              Its  Vice President and Corporate Secretary


                              TERRA INDUSTRIES INC.

                              By  /s/ George H. Valentine

                              Its  Senior Vice President, General Counsel and
                                    Corporate Secretary

                                                             Page 39 of 39 Pages


                              TAURUS INTERNATIONAL S.A.

                              By  /s/ Nick Jordan

                              Its  Secretary


                              TAURUS INVESTMENTS S.A.

                              By  /s/ Nick Jordan

                              Its  Secretary


                              MINORCO

                              By  /s/ Nick Jordan

                              Its  Secretary